                                   EXHIBIT 18

August 11, 1997

RVM Industries, Inc.
P.O. Box 10002
861 East Tallmadge Avenue
Akron, Ohio  44310

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from a December 31 year end to a March 31 fiscal year end for RVM Industries, Inc's ("RVM") two wholly-owned subsidiaries Albex Aluminum, Inc. ("Albex") and Signs & Blanks, Inc. ("SABI") contained in RVM's Form 10-Q for the quarter ended June 30, 1997. Based on our reading of the data and discussions with RVM officials of the business judgement and business planning factors related to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgement and business planning, we concur that the newly adopted accounting principle described above is preferable in RVM's circumstances to the method previously applied.

We have not audited any financial statements of RVM as of any date or any period subsequent to March 31, 1997, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of RVM for the three months ended June 30, 1997; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.

/s/ COOPERS & LYBRAND L.L.P.

                                       11